1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax summit-materials.com

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SUMMIT MATERIALS, INC. AND SUMMIT MATERIALS, LLC PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

VIA COURIER AND EDGAR

November 15, 2017

Re:                     Summit Materials, Inc.

Summit Materials, LLC

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 1-36873

File No. 333-187556

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the  “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2017, regarding the combined Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) filed by the Companies on February 28, 2017. The Staff’s letter relates to our August 23, 2017 response to the Staff’s comment letter dated August 1, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers refer to the page numbers of the EDGAR-filed 2016 Form 10-K.

For reasons of business confidentiality, a confidential treatment request for certain supplemental information included in Exhibit A hereto, provided in response to your comments, is being made in a separate letter dated today. The confidential information in the redacted version of this letter that was submitted to the Staff via EDGAR has been identified by the mark “[***]”.

(10) Income Taxes, page 104

1.              Please provide us with the journal entries made in 2015 and 2016 that show the effects of the share exchange and tax receivable agreements on your financial statements (i.e., deferred tax assets and liabilities, valuation allowance, TRA expense and liability, et al.). As part of your response, please also tell us how these journal entries flow through to your consolidated financial statements for fiscal years 2015 and 2016. In this regard, we note that as of

[SUM-001]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

September 26, 2015, you had $69 million non-TRA intangible assets deferred tax assets from your IPO and $249.9 million of deferred tax assets from the August 2015 exchange transaction for a total of $318.9 million in deferred tax assets. As of January 2, 2016, we note that you had $265.8 million in related deferred tax assets comprising $38.3 million of NOLs, $68.8 million of imputed interest, and $158.7 million intangible assets. Please tell us what caused the $318.9 million of deferred tax assets as of September 26, 2015 to decline to $265.8 million as of January 2, 2016, for a difference of $53.1 million.

In response to the Staff’s request that we provide the journal entries that show the effects of transactions impacting deferred tax assets and liabilities, valuation allowance and tax receivable agreement (“TRA”) expense and liability, we have prepared and attached as Exhibit A hereto for the Staff’s information a summary showing the balances in the above mentioned accounts beginning as of December 27, 2014 and ending with balances as of September 30, 2017. Where applicable, please note the green colored cells are numbers that appear in one or more of our periodic filings. In preparing that analysis, we would like to highlight the following:

•                  In our filings with respect to 2015 periods, we disclosed in the narrative to our income tax footnotes that an estimated $249.4 million of deferred tax assets were generated as a result of the purchase of 18,675,000 limited partnership units (“LP Units”) in Summit Materials Holdings L.P. (“LP”) in the follow-on equity offering completed by Summit Inc. in August 2015 (the “August 2015 Transaction”). At the time of our Quarterly Report on Form 10-Q for the period ended September 26, 2015 (the “Q3 2015 10-Q”), we were only able to estimate the amount of deferred tax assets. Later, in connection with our year end procedures related to our Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (the “2015 Form 10-K”), we determined the estimated amount of deferred tax benefits generated from the August 2015 Transaction was not $249.4 million, as previously estimated and disclosed in the Q3 2015 10-Q, but rather was $225.3 million, which was the amount included in our year-end tax provision calculations.

•                  In 2015, as can be seen in Exhibit A, for presentation purposes, we allocated a portion of the August 2015 Transaction to tangible assets in the “Accel Deprec” column. Amounts allocated in 2015 include the step-up in basis resulting from LP Unit Exchanges allocable to tangible fixed assets. Beginning in 2016, the step-up in basis allocable to tangible fixed assets related to LP Unit exchanges was presented in the “Net Intangible Asset” column rather than in the “Accel Deprec” column. For purposes of Exhibit A, the reclassification of the 2015 amount previously presented in the “Accel Deprec” column to the “Net Intangible Asset” column  is included in the Q4 2016 “Quarter End Adj.” line item.

•                  As a result of the August 2015 Transaction, as well as subsequent exchanges, Summit Inc.’s ownership percentage of LP increased. As such, Summit Inc.’s proportionate share of the underlying deferred tax assets and liabilities also increased. In 2015, we adjusted for the relevant increase during the fourth quarter; the adjustment is reflected in the line item “Additional basis in tang/intang interest in LP” for a total of $26.0 million in the attached Exhibit A. We also note that similar adjustments were made in 2016 and 2017 for subsequent LP Unit exchanges.

•                  As we had a full valuation allowance against our deferred tax assets prior to September 30, 2017, we did not fully update the net intangible assets and accelerated depreciation deferred tax asset balances on a quarterly basis for amortization and depreciation that was recorded through operations. Instead, those balances were updated in connection with our annual income tax provision calculations. In the attached Exhibit A, we note those adjustments are reflected as “quarter end adjustments.” In 2015, a portion of the year-end adjustment for depreciation and amortization of the net intangible assets is reflected in the fourth quarter section of the attached Exhibit A on the line item titled “Additional basis in tang/intang interest in LP.”  However, as we maintained a full valuation allowance against the deferred tax assets as of September 26, 2015 and January 2, 2016, there was no effect on our net deferred tax assets.

[SUM-002]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

•                  As the Staff is aware, we have consummated numerous acquisitions since our inception and that has continued through 2017. For several of those transactions, we acquired C-corporations, which had associated deferred tax liabilities. We have noted those entries as “C-Corp deferred tax liabilities acquired” in the attached Exhibit A.

•                  In the fourth quarter of 2016, our private equity sponsor exchanged its remaining LP Units for shares of Class A common stock. As a result of that transaction, Summit Inc.’s ownership percentage in LP increased from approximately 76% to 93%. Because Summit Inc.’s ownership of LP then exceeded 80%, we could then consider a tax planning strategy whereby Summit Inc. could undertake a transaction to restructure LP and subsequently consolidate Summit Materials Corporations I, Inc. (“SMCI”) and Bourbon Limestone Company (“BLC”) for income tax reporting purposes. This would allow Summit Inc. to utilize the deferred tax liabilities of both SMCI and BLC as a source of taxable income, which were unavailable to Summit Inc. prior to its ownership increasing above 80%.

•                  As required by the TRA, we prepare an analysis showing our estimated taxable income with the benefit of the TRA deferred tax assets as compared to an analysis without the benefit of the TRA deferred tax assets. As of January 2, 2016, we were in a net deferred tax asset position under both scenarios. Accordingly, as we had a full valuation allowance against the TRA deferred tax assets, we did not record any TRA liability. As of December 31, 2016, our updated analysis indicated we had moved to a net deferred tax liability position without the benefit of the TRA deferred tax assets, while we were in a net deferred tax asset position with the benefit of the TRA deferred tax assets. As a result of that analysis, we determined in our year-end income tax provision analysis that $17.6 million of the release of the valuation allowance related to amortization of the TRA intangible assets. Accordingly, we recorded 85% of that amount, or $14.9 million, as TRA expense and liability as of December 31, 2016.

•                  When our private equity sponsor exchanged its remaining LP Units in the fourth quarter of 2016, we recognized a net deferred tax asset of $52.1 million. As a result of recording the deferred tax asset at the time of the exchange, we also recorded $44.3 million, or 85% of that deferred tax benefit, of TRA liability related to that transaction as payment of TRA liability on those deferred tax assets was considered probable, with the remaining $7.8 million reflected as a credit to additional paid in capital.

[SUM-003]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

2.              Regarding your response to comment 7 as it relates to the imputed interest deferred tax assets, please address the following:

•                  Tell us why you believe it is appropriate to recognize the imputed interest deferred tax asset on a gross basis that considers payments under the tax receivable agreement that are not recognized for financial statement purposes. Please include the specific reference to the authoritative literature that supports your accounting.

•                  Tell us what specific facts and circumstances you are considering when making the assumption that $197.2 million of tax receivable payments would be made as of 2025. As part of your response, please tell us why you only estimate the payments through 2025, and the total amount of payments assumed.

In response to the Staff’s comment regarding imputed interest, we note that ASC 740-10-20 defines a temporary difference as “a difference between the tax basis of an asset or liability computed pursuant to Subtopic 740-10 for tax positions, and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively…Some temporary differences cannot be identified with a particular asset or liability for financial reporting…, but those temporary differences do meet both of the following conditions: (a) Result from events that have been recognized in the financial statements (b) Will result in taxable or deductible amounts in future years based on provisions of the tax law. Some events recognized in financial statements do not have tax consequences. Certain revenues are exempt from taxation and certain expenses are not deductible. Events that do not have tax consequences do not give rise to temporary differences.”

When TRA payments are made in the future, a portion of those payments will be treated as imputed interest under current tax regulations, and we will receive an income tax deduction relative to those amounts when paid. Under the TRA, we make cash payments when the benefits generated from LP Unit exchanges are realized, the timing of which is subject to the timing of future income generation.

Upon further review and analysis, we have determined that we should not have recorded a deferred tax asset for imputed interest until such time as the TRA liability is recorded. We note that as of September 30, 2017, the full TRA liability had been recorded, and as such, as of that date, $43.1 million of imputed interest deferred tax asset has been recorded.

We have performed the analysis required under Staff Accounting Bulletin 99 related to this error, and note the following. As of January 2, 2016, we had recorded a deferred tax asset for imputed interest of $68.8 million, and disclosed that as a gross up of our deferred tax assets in footnote 10 in our 2015 Form 10-K. However, as we also had a full valuation allowance against all of our deferred tax assets resulting from LP Unit exchanges, the net effect on our consolidated balance sheet and statement of operations was zero as of September 26, 2015 and January 2, 2016.

The journal entry which would be necessary to correct this error as of January 2, 2016 would be as follows:

Dr. Valuation Allowance	$68.8 million
Cr. Imputed Interest DTA	$68.8 million

[SUM-004]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

We continued to record additional imputed interest deferred tax asset amounts during 2016, as LP Units were exchanged for shares of Class A common stock. In connection with our normal year-end analysis for 2016, we updated our estimates of when the TRA deferred tax assets would be utilized. Our updated analysis indicated more income was expected to be generated sooner than was indicated in our 2015 analysis. As a result, as is shown in the attached Exhibit A, in the fourth quarter of 2016, we remeasured the amount of imputed interest as of December 31, 2016, and reclassified $49.9 million from imputed interest to net intangible assets. After this reclassification was recorded, we had an imputed interest deferred tax asset of $42.0 million as of December 31, 2016, and disclosed that as a gross up of our deferred tax assets in footnote 10 in our 2016 Form 10-K. However, as we had a full valuation allowance against our deferred tax assets resulting from LP Unit exchanges, the net effect on our consolidated balance sheet and statement of operations was zero as of December 31, 2016.

The journal entry which would be necessary to correct this error as of December 31, 2016 would be as follows:

Dr. Valuation Allowance	$38.0 million
Cr. Imputed Interest DTA	$38.0 million

We note this journal entry would leave approximately $4.0 million of imputed interest on our consolidated balance sheet as of December 31, 2016, which is the imputed interest related to the $59.2 million of TRA liability recorded as of that date.

We have determined that this error is both quantitatively and qualitatively immaterial to our consolidated financial statements taken as a whole, as our deferred tax assets had full valuation allowances against them at both balance sheet dates referred to above and thus there is no financial statement impact, nor does it drive any changes in income trends.  Qualitatively, given the full valuation allowance, and the nature of the disclosure, we do not believe that the error would affect the decisions made by a reasonable investor. We also noted that in both 2015 as well as in 2016, our valuation allowance increased significantly as presented, and would have still increased had we not recorded a deferred tax asset for imputed interest.

As noted in our Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “Q3 2017 10-Q”), we had a significant increase in the positive evidence providing the support to release our valuation allowance as of September 30, 2017. The most significant piece of positive evidence we considered was the level of income recorded in the nine months ended September 30, 2017, as well as the confidence and level of income expected to be achieved not only in the fourth quarter of 2017, but in 2018 as well.  As a result, we determined that it was more likely than not that we would fully realize our deferred tax assets and we released the valuation allowance against our deferred tax assets. We further concluded that it had become probable that we would realize the benefit of the deferred tax assets subject to the TRA, and as such, payment of the full TRA liability associated with those deferred tax assets had become probable, and accordingly, recorded the full TRA liability as of September 30, 2017. As such, we determined it was appropriate as of September 30, 2017 to record the imputed interest deferred tax asset.

[SUM-005]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

Extending the analysis referred to above, had we not recorded the imputed interest deferred tax asset as of January 2, 2016 or December 31, 2016 and rather recorded it as of September 30, 2017 when the TRA liability was recorded, we would have recorded a benefit to income tax expense of $38.0 million. When we released the valuation allowance related to the imputed interest deferred tax asset that had been recorded as of September 30, 2017, we also recorded an income tax benefit for that release in the third quarter of 2017. As a result, the net effect on our consolidated balance sheet and statement of operations was zero.

As noted by this analysis, we believe the quantitative and qualitative analysis of the financial statement impact of this error is immaterial.

As noted in our previous response to comment number 7 in the Staff’s letter dated July 14, 2017, the imputed interest deferred tax asset decreased from the end of 2015 to the end of 2016, based on our estimates of the total TRA payments that would be made through 2025. In our response to the Staff’s previous comment number 7, we chose the 2025 time frame simply to be illustrative of the change in the estimated amount of TRA payments, rather than the time period in which all TRA payments would occur. Accordingly, when we responded to the Staff’s comment about why the amount of imputed interest decreased from 2015 to 2016, we used the TRA payments over the same time period just to give context to the magnitude of the change in estimated income. In other words, our previous response was not intended to represent that only $197.2 million of payments would be made under the TRA. Rather, the amounts included in our previous response were intended to be illustrative of the increase in income in our forecast model, which was the impetus for the downward revision in the imputed interest deferred tax asset. Further, we note in our Quarterly Report on Form 10-Q for the period ended July 1, 2017 (“Q2 2017 10-Q”), in the contractual obligations table included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we reflected payments of $488 million, which was the estimated early termination value of the TRA as of July 1, 2017.

3.              Regarding your response to comment 7 as it relates to the increase in the deferred tax assets related to the tax receivable agreement subsequent to the exchange transactions, please tell us why you remeasured the intangible assets deferred tax assets generated from the August 2015 exchange subsequent to the initial recognition of the exchange transaction, including the specific reference to the accounting literature that supports your accounting and the journal entry used to recognize the remeasurement. In addition, please tell us if you have remeasured the 2016 exchange transaction intangible asset deferred tax assets during fiscal year 2017, and if so, the amount of the change recognized along with the journal entry used to recognize the remeasurement.

As is noted above in our response to comment 1, in our Q3 2015 10-Q, we disclosed that we had estimated the deferred tax assets generated from the August 2015 Transaction to be $249.4 million. When we performed our fourth quarter 2015 provision analysis and calculations, we finalized our calculations and determined only $225.3 million of deferred tax assets were generated from that transaction as reflected in the attached Exhibit A and that is the amount that was recorded in the financial statements. However, we erroneously retained reference to the $249.4 million in the narrative section of the income tax footnote in our 2015 Form 10-K.

[SUM-006]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

In response to the Staff’s comment to identify any subsequent remeasurement of deferred tax assets, we have not remeasured any deferred tax assets resulting from LP Unit exchanges in 2016 or to date in 2017. We do expect to update our calculations supporting the imputed interest calculation as part of our normal 2017 year-end tax provision work. Further, also as part of our 2017 year-end income tax provision work, we will review our calculations of deferred tax assets resulting from the 2017 exchanges and consider any adjustments that might be appropriate.

4.              We note from your response to comment 4 that you did not recognize a valuation allowance for $52.1 million of the deferred tax assets generated from the November 2016 exchange transaction, as you had a corresponding amount of “other deferred tax liabilities available.” Please address the following:

•                  Tell us the nature of the deferred tax liabilities, what generated the deferred tax liabilities, and the time period in which the deferred tax liabilities were generated.

•                  Tell us why management considers these deferred tax liabilities to be a source of taxable income for the newly generated deferred tax assets from the November 2016 exchange transaction rather than the existing deferred tax assets generated from the 2015 exchange transaction. As part of your response, please include your consideration of the timing of the reversal of the deferred tax assets considered to be realizable and the corresponding deferred tax liabilities. Please confirm that your pre-November 2016 deferred tax assets would not reverse at the same time as the $52.1 million of deferred tax liabilities.

In response to the Staff’s comment about the nature of the deferred tax liabilities available to offset deferred tax assets, those deferred tax liabilities are recorded at our consolidated subsidiaries, SMCI and BLC. As discussed in our response to comment 1 above, at the time of private equity sponsor’s exchange in the fourth quarter of 2016, the SMCI and BLC deferred tax liabilities became a source of taxable income. A tax planning strategy exists to allow Summit Inc. to restructure the ownership of LP such that Summit Inc. could consolidate SMCI and BLC for income tax reporting purposes.  We believe this tax planning strategy satisfies the prudent and feasible standard of ASC paragraph 740-10-55-39 and we would undertake this strategy, if necessary, to accelerate the utilization of any expiring carryforwards and other deferred tax assets.  We note that with respect to our deferred tax assets subject to a valuation allowance as of December 31, 2016, there were no other tax planning strategies that were prudent and feasible that would allow us to utilize the remaining net deferred tax assets prior to expiration.

As of December 31, 2016, SMCI and BLC had net deferred tax liabilities of approximately $44.5 million and $2.0 million, respectively.  Those deferred tax liabilities relate primarily to accelerated depreciation taken for income tax purposes during the past several years.  The reversal of the corresponding taxable temporary differences creating those deferred tax liabilities are considered a source of future taxable income that would reverse in the same period as an equivalent amount of Summit Inc. deferred tax assets.

[SUM-007]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

5.              As part of your response to comment 6, you state that you acquire the tax basis related to the LP Units that includes deferred tax liabilities related to accelerated depreciation taken prior to the LP Units being acquired. Please help us better understand what you mean by this statement. As part of your enhanced explanation, please tell us the amount of deferred tax assets and deferred tax liabilities by type recognized as a result of your increase in ownership interest from the August 2015 exchange transaction and the November 2016 exchange transaction. In this regard, it is unclear why accelerated depreciation deferred tax liabilities would be recognized in conjunction with the November 2016 exchange transaction and not the August 2015 exchange transaction.

We note from your response to comment 4 that you first allocate the $127.4 million of deferred tax liabilities attributable to Summit Inc. to your non-tax receivable agreement deferred tax assets with the remainder allocated to the deferred tax assets subject to the tax receivable agreement. Please explain to us how you determined the ordering of the utilization of the deferred tax liabilities in this manner, and whether the tax code allows you to order the utilization against the non-TRA deferred tax assets first.

In connection with each LP Unit exchange, Summit Inc.’s percentage ownership in LP increases.  Accordingly, Summit Inc.’s share of the temporary differences between LP’s financial reporting and income tax basis of LP’s assets and liabilities also increases.  As LP is treated as a partnership for income tax reporting purposes, we recognize those basis differences and record deferred taxes on those differences based on our percentage ownership in LP.

As noted above, in connection with the November 2016 LP Unit exchange, Summit Inc.’s percentage ownership in LP increased from approximately 76% to 93%.  As a result, Summit Inc.’s share of LP’s December 31, 2016 temporary differences for which a deferred tax liability is recorded increased from approximately $103.4 million to $127.2 million simply based on Summit Inc.’s increased ownership percentage of LP.  Those deferred tax liabilities primarily related to accelerated depreciation taken for income tax purposes.  In addition, Summit Inc.’s share of LP’s December 31, 2016 temporary differences for which a deferred tax asset is recorded increased from approximately $42.8 million to $52.6 million. Those deferred tax assets primarily consist of intangible assets not related to the TRA.

Our share of LP’s August 2015 temporary differences for which a deferred tax liability is recorded increased from approximately $20.6 million at August 2015 to approximately $103.4 million at November 2016.  In addition, our share of LP’s August 2015 temporary differences for which a deferred tax asset is recorded increased from approximately $39.2 million at August 2015 to approximately $52.6 million at November 2016. It should be noted that the deferred tax assets attributable to our share of LP’s deductible temporary differences do not include any deferred tax assets related to net operating losses, imputed interest and the tax basis created by the step-up in connection with the exchange of LP Units.  Instead, those deferred tax assets are solely attributable to Summit Inc.

[SUM-008]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

We allocated the $127.2 million of deferred tax liabilities attributable to Summit Inc. first to our non-TRA deferred tax assets based on the projected timing of the reversal of Summit Inc.’s deferred tax assets.  Specifically, the non-TRA deferred tax assets related primarily to working capital adjustments, net operating losses and other items that are projected to reverse prior to the reversal of the deferred tax assets subject to the TRA.  TRA payments are only paid when the benefits from utilization of TRA attributes exceed the benefits of non-TRA attributes. Accordingly, we prioritize non-TRA benefits before TRA attributes when calculating our TRA liability.

*                                         *                                         *

[sum-009]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC

pursuant to 17 C.F.R. § 200.83 (Rule 83)

Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

/s/ Brian J. Harris
Brian J. Harris
Chief Financial Officer

cc: Securities and Exchange Commission

Tracey Houser

Jeanne Baker

cc: Summit Materials, Inc.

Anne Lee Benedict

Brian Frantz

[SUM-010]

FOIA confidential treatment requested by Summit Materials, Inc. and Summit Materials, LLC pursuant to 17 C.F.R. § 200.83 (Rule 83)	Exhibit A	[SUM-011]

		Deferred Tax Assets
	Cash/other	Imputed Interest	Net Intangible Assets	Accel Deprec	NOLs	Other	Total DTA	Valuation Allowance	TRA Liab	Class A	APIC	Noncontroling Interest	TRA Exp	Income Tax Expense

Balances December 31, 2014		-	(1,072)	(40,141)	7,106	3,445	(30,662)	(2,523)
Q1 2015
IPO Transaction			[***]	[***]		[***]	[***]	[***]
Quarter end Adj					4,468		[***]							(4,468)
		-	[***]	[***]	[***]	[***]	[***]	[***]

Q2 2015
Quarter end Adj					5,345		[***]							(5,345)
		-	[***]	[***]	[***]	[***]	[***]	[***]	-
Q3 2015
Other LP Unit Exchanges
August LP Units	[***]		[***]	[***]			[***]	[***]		[***]	[***]
Purchase of LP Units	[***]						-				[***]	51,315
Imputed interest adjustment Aug 15 Exchange		[***]	[***]				-
Quarter end Adj	[***]		[***]		2,655		[***]	[***]						(2,655)
C Corp deferred tax liabilities acquired	[***]		[***]				[***]
		[***]	[***]	[***]	[***]	[***]	[***]	(299,855)
Q4 2015
Adjustment to August LP Unit Exchange			[***]	[***]			[***]	[***]
Dec 2015 purchase of LP Units for cash							-	-			1,040	(1,040)
Additional basis from LP Unit exchange
Additional basis in tang/intang interest in LP			[***]	[***]			[***]	[***]
Loss carryforwards								(31,173)
Valuation allowance release and other							-	31,173
Quarter end Adj			[***]	[***]	[***]	[***]	[***]	[***]						[***]

Total Jan 2, 2016		68,840	158,666	(23,781)	38,279	(98)	241,906	(263,825)	-				-	(18,263)

		Deferred Tax Assets
	Cash/other	Imputed Interest	Net Intangible Assets	Accel Deprec	NOLs	Other	Total DTA	Valuation Allowance	TRA Liab	Class A	APIC	Noncontroling Interest	TRA Exp	Income Tax Expense

Balance Forward		68,840	158,666	(23,781)	38,279	(98)	241,906	(263,825)	-

Q1 2016
LP Unit Exchanges
C Corp deferred tax liabilities acquired	[***]			[***]			[***]
Quarter end Adj					8,166		[***]							(8,166)

Total, April 2, 2016		[***]	[***]	[***]	[***]	[***]	[***]	[***]	-

Q2 2016
LP Unit Exchanges		[***]	[***]	-			[***]	[***]		[***]	[***]	[***]
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
Quarter end Adj					1,056		[***]							(1,056)

Totals, June 30, 2016		[***]	[***]	[***]	[***]	[***]	[***]	[***]	-

Q3 2016
LP Unit Exchanges		[***]	[***]	-			[***]	[***]		[***]	[***]	[***]
Adjustment to Q2 LP Unit Exchange		[***]	[***]				[***]	[***]
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
C Corp deferred tax liabilities acquired	[***]			[***]			[***]
Quarter end Adj					(1,309)		[***]							1,309

Totals, Sept 30, 2016		[***]	[***]	[***]	[***]	[***]	[***]	[***]	-	[***]	[***]	[***]

Q4 2016
LP Unit Exchanges before 80%		[***]	[***]	-			[***]	[***]		[***]	[***]	[***]
LP Unit Exchange to greater than 80%		[***]	[***]	-			[***]	[***]	(44,322)		[***]
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
TRA Expense				[***]			[***]	[***]	(14,938)				14,938
Adjustment to Q1 2016 C Corp DTL acquired	[***]			[***]			[***]
Imputed interest adjustment		[***]	[***]				-
Loss carryforwards							-	(33,100)
Valuation release and other							-	33,100
Quarter end Adj	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]						2,614

Totals, December 31, 2016		42,022	549,442	(184,794)	71,379	29,116	507,165	(502,839)	(59,260)				14,938	(5,299)

		Deferred Tax Assets
	Cash/other	Imputed Interest	Net Intangible Assets	Accel Deprec	NOLs	Other	Total DTA	Valuation Allowance	TRA Liab	Class A	APIC	Noncontroling Interest	TRA Exp	Income Tax Expense

Balances Forward		42,022	549,442	(184,794)	71,379	29,116	507,165	(502,839)	(59,260)

Q1 2017
LP Unit Exchanges		[***]	[***]				[***]	[***]		2	708	(710)
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
Cash paid to TRA holders	[***]								[***]
Quarter end Adj					2,178		[***]							(2,178)

Totals, April 1, 2017		[***]	[***]	[***]	[***]	[***]	[***]	(505,027)	[***]					(2,178)

Q2 2017
LP Unit Exchanges		[***]	[***]	-			[***]	[***]		[***]	[***]	[***]
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
C Corp deferred tax liabilities acquired	[***]			[***]			[***]
TRA Expense									[***]				1,525
Quarter end Adj					[***]		[***]	[***]						3,435

Totals, July 1, 2017		[***]	[***]	[***]	[***]	[***]	[***]	(514,308)	[***]				1,525	1,257

Q3 2017
LP Unit Exchanges		[***]	[***]				[***]	[***]		[***]	[***]	[***]
Additional basis in tang/intang interest in LP			[***]	[***]		[***]	[***]	[***]
C Corp deferred tax liabilities acquired	[***]			[***]			[***]
TRA Expense									[***]				489,215
Canadian Jurisdictional netting	[***]			[***]			[***]	[***]
Quarter end Adj	[***]				[***]		[***]	[***]						(483,584)

Totals September 30, 2017		[***]	[***]	[***]	[***]	[***]	477,493	(2,677)	(548,885)				490,740	(482,327)